Exhibit 12(b)

COMPUTATION OF RATIO OF ADJUSTED EBITDA TO INTEREST EXPENSE, NET(1)

The following table sets forth Lamar Media’s ratio of Adjusted EBITDA to net interest expense for the periods indicated.

	Year Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2013	2014
(dollars in thousands)						(unaudited)
Adjusted EBITDA(2)	$440,886	$467,005	$484,700	$511,594	$545,483	$254,750	$254,239
Interest expense, net	191,455	185,517	170,524	156,762	146,112	74,508	56,266
Ratio of Adjusted EBITDA to interest expense, net	2.3x	2.5x	2.8x	3.3x	3.7x	3.4x	4.5x

(1)	The ratio of Adjusted EBITDA to interest expense, net is defined as Adjusted EBITDA divided by net interest expense.
(2)	Adjusted EBITDA is defined as net income before income tax expense (benefit), interest expense (income), gain (loss) on extinguishment of debt and investments, stock-based compensation, depreciation and amortization and gain or loss on disposition of assets. Adjusted EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that Adjusted EBITDA is useful in evaluating our performance and provides investors and analysts a better understanding of our core operating results. However, Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because Adjusted EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of Adjusted EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.